

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 9, 2015

Abraham Dominguez Cinta
Chief Executive Officer
Go Ez Corporation
6782 Collins Avenue
Miami Beach, FL 33141

> **Re:** **Go Ez Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 28, 2015**
> **File No. 333-202047**

Dear Mr. Cinta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2015 letter.

Prospectus Summary

Our Company, page 7

1.   We note your response to prior comment 2. Please briefly describe the work that Federal Technology Agency, Inc. has performed for Apple Inc.

Description of Business

Customers, page 33

2.   We note your response to prior comment 6. Please revise to clarify, if true, that the contract with CyberCoders to provide services to Apple Inc. has expired and no work is currently being performed pursuant to the agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – FTA

Six Months Ended June 30, 2015

Revenues and Gross Profit, page 40

3.   We are unable to locate disclosure responsive to prior comment 10 and reissue the comment.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Matthew Crispino

                                                Matthew Crispino
                                                Staff Attorney
                                                Office of Information Technologies
                                                and Services

cc: Lorin A. Rosen, Esq.
        LAR Law Group